UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Form 1-K

ANNUAL REPORT

PURSUANT TO REGULATION A

OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2023

XY Labs, Inc.

(Exact Name of Issuer as Specified in its Charter)

Delaware	46-1078182
(State or other jurisdiction of incorporation or organization)	(I.R.S. employer identification number)

1405 30th St, Suite A,

San Diego, California 92154

(Full mailing address of principal executive offices)

+1 866-200-5685

(Issuer’s telephone number, including area code)

Class A Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Unless the context indicates otherwise, as used in this Annual Report, the terms “XY,” “we,” “us,” “our” and the “Company” refer to XY Labs, Inc., a Delaware corporation, and its subsidiaries taken as a whole, unless otherwise noted.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 1-K includes forward-looking statements, which reflect the Company’s current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. These forward-looking statements speak only as of the date of this Annual Report on Form 1-K and are subject to a number of risks, uncertainties and assumptions described under the sections in this Annual Report on Form 1-K entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and elsewhere in this Annual Report on Form 1-K. Forward-looking statements are identified by terms such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which are based on the information available to management at this time and which speak only as of this date.

Forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond our control, and you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. Moreover, we operate in an evolving environment.

New risk factors and uncertainties may emerge from time to time, and it is not possible for management to predict all risk factors and uncertainties. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise.

In addition, projections, assumptions and estimates of our future performance and the future performance of the markets in which we operate are necessarily subject to a high degree of uncertainty and risk.

Item 1. Business

General Overview

XY Labs, Inc. is a corporation organized under the laws of the State of Delaware. The Company was originally organized as a Delaware limited liability company in June 2012 under the name Ength Degree LLC. On May 27, 2016, the Company converted to a Delaware corporation and changed its name to XY – The Findables Company. On November 9, 2018, the Company changed its name to XY – The Persistent Company. On May 4, 2021, the Company changed its name to XY Labs, Inc.

The Company was originally formed for building geolocation hardware and software along with online platforms to manage and integrate data from its technology. Today, the Company successfully develops, designs, and sells consumer products and applications, enterprise software and data integration solution services and blockchain and cryptographic technologies and services.

The XYO Foundation, a 100% subsidiary of XY Labs, Inc., is a California corporation incorporated on October 15, 2019. The primary objectives of XYO Foundation include: (i) providing software and technical documentation for public good, (ii) offering services and support to like-minded software project communities contributing to XYO projects, and (iii) governing the use and licensing of XYO open-source assets.

The XYO Network

In December 2017, the XYO Network and its underlying protocols were established on the premise that the future of technology will rely heavily on autonomous machines and devices, thereby creating a demand for innovative products and technologies that improve user ability to trust and access data from these sources. In the field of cryptography and consensus protocols, there exists a term called an “oracle”. An oracle refers to a source of data that is accessed by a network of computers and recorded on an immutable chain of cryptographically secured blocks of software hashes. Using its existing location technologies and consumer products, the Company continues to create a data verification network that incorporates cryptographic protocols and blockchain technology.

The Company has been further developing the second full version of the XYO Network, XYO 2.0, with the intention of improving ease of integration and performance, reducing usage costs, and more actively supporting centralized solutions that also seek to access the functionality of the XYO Network. The Company continues to integrate solutions for the XYO Network and build partnerships with third parties.

COIN

In 2019, the Company introduced its COIN application (herein referred to as “COIN”). Users can access COIN on iOS and Android devices to claim digital location tiles within COIN. For claimed tiles, users collect in-app coins, which can be redeemed for a variety of items such as physical products and other crypto assets. The Company introduced paid subscriptions, offering users premium features including higher coin collection per tile, reduced cooldowns, and other features.

COIN can be used in connection with both the Bluetooth Low Energy (“BLE”) and Near-Field Communication (“NFC”) versions of the XYO Sentinel. COIN refers to these devices as eXtension devices, or SentinelX. COIN also supports the XYO BridgeX as an eXtension device, specifically for the homebase feature.

The Company has added, and will continue to add, additional data centric tasks that benefit the user by promoting lifestyle activities, such as physical and mental exercise, real-world location discovery, and additional ways to participate in the global data validation system, such as POI discovery and validation. Social interactions in, and the gamification of, COIN continue to be the focus to increase user satisfaction, utility, and engagement.

The XYO Network is the data aggregation and validation layer of COIN. The XYO Network provides fraud detection, data processing, and data validation for COIN.

XY Findables Products and Application

The Company sold XY4+ Bluetooth beacons on its website (available at www.xyfindit.com) as well as through third party distributors. The Company provided a downloadable application (“App”) operated on iOS and Android that allowed users to manage their XY4+ Bluetooth beacons and track the location of their personal items such as keys, backpacks, and pets. Features also included alerts to notify users when such items have been inadvertently left behind. The Company discontinued the line of business beginning of 2024.

Market Environment

While the Company sees no immediate impact on its business operations, uncertainty surrounding the wars in the Ukraine and the Middle East could impact consumer spending and cause a decrease in demand.

Crypto Market Environment

The Company closely follows the developments in the crypto market, given its significant impact on the Company’s product offerings and user adoption. The crypto market experienced a remarkable surge in 2021, with its peak observed around the end of the third quarter of 2021. However, the year 2022 witnessed a substantial decline in market value, driven by the collapse of various crypto businesses, most notably the collapse of FTX. Despite the downturn in 2022, the year 2023 has seen some recovery and stabilization in the market. As a company offering crypto-powered applications, the Company’s performance was historically tied to the overall health of the crypto market. Heightened interest in the crypto market generally translates to a larger pool of interested users for the Company’s products and services.

Competition

Our business spans and competes in two primary verticals:

Vertical 1: Blockchain protocol for geographical and real-world data

The Company indirectly competes against all alternative solutions for geographic and real world “oracle” information, including the growing industry of Geographic Information System companies and several other Blockchain protocols that provide location information, including Geographic Information System companies and other Blockchain protocols that provide location data. However, the Company believes that no dominant player has emerged in the sphere of blockchain protocols that combine geolocation data with blockchain immutability.

Vertical 2: COIN

The Company is not aware of any direct competitor that offers a similar location-based application that allows users to collect in-app coins that can be redeemed for other products. However, the Company is competing with other applications and platforms for user attention and engagement. One of COIN’s key competitive advantages is that users can collect in-app coins and redeem them outside COIN.

Sales and Marketing

The Company primarily sells its products online through its own website and online marketplaces, as well as through affiliate partners. Subscriptions and related products for consumers are mainly sold through the Company’s website and in-app purchases, which can be accessed through the Apple Store and Google Play Store.

Risk Factors

Our operations and financial results are subject to various risks and uncertainties, including those described in the “Risk Factors” section of our Offering Circular filed with the U.S. Securities and Exchange Commission (“SEC”) on June 16, 2016, which could adversely affect our business, financial condition, results of operations, cash flows, and the trading price of our stock.

As included in the “Risk Factors” section of our Offering Circular filed with the SEC on June 16, 2016, our business is subject to the risks of catastrophic events, including acts of war, terrorism or other external events. Acts of strikes, terrorism and other geo-political unrest could cause disruptions in our business and lead to interruptions, delays or loss of critical data. Specifically, financial and crypto markets may be negatively affected by a higher interest rate environment, crypto focused regulations and rulings, as well as the current impact of the ongoing war between Russia and Ukraine and the war in the Middle East. Major disruptions in the relationship between the United States and China could have a material adverse effect on the development, operations and commercialization of COIN and the XYO Network. The occurrence of any such event in the future could have an adverse effect on our business, which, in turn, could have a material adverse effect on our financial condition and results of operations.

Eastern European Conflict Impact

In late February 2022, Russian military forces launched significant military action against Ukraine. Sustained conflict and disruption in the region are ongoing. The aggregate impact to Eastern Europe and Europe as a whole, as well as actions taken by other countries, including new and stricter sanctions by the United States, Canada, the United Kingdom, the European Union, and other countries and organizations against officials, individuals, regions, and industries in Russia, Belarus and Ukraine, and each country’s potential response to such sanctions, tensions and military actions, is not knowable at this time, and could have a material adverse effect on the Company, its business and operations.

SEC Subpoena

The Company received a subpoena dated June 23, 2022, from the staff of the SEC in the Matter of Trading in Advance of Certain Coinbase Listing Announcements (the “Subpoena”). The Subpoena required the production of documents and information concerning, among other things, the Company’s structure and personnel, the “whitepaper” concerning the digital token created by the Company (“XYO”), the purchasers of XYO from the Company in 2018, and the listing or delisting of XYO on crypto asset exchanges. The Company has completed its response to the Subpoena.

On July 21, 2022, the SEC filed a complaint in federal district court in Seattle, Washington, alleging that a former Coinbase product manager and two other individuals engaged in an unlawful insider trading scheme involving the purchase of at least 25 different crypto assets, including XYO, in advance of announcements that the assets would be made available for trading on the Coinbase platform. The complaint alleged that the digital assets traded by the defendants, including XYO, are securities. The Company is not a party to the SEC’s action, and the complaint did not allege that the Company or any of its personnel violated the federal securities laws.

tZero Platform Listing of the Company’s Class A Common Stock

The Company’s Class A Common Stock became listed for trading on tZero’s ATS platform on September 14, 2022 under the symbol “XYLB”.

Employees

As of April 19, 2024, the Company had 15 full-time employees, 1 part-time employee and 9 independent contractors. None of the employees are covered by a collective bargaining agreement.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion summarizes the significant factors affecting the operating results, financial condition and liquidity and cash flows of the Company for the twelve months ended December 31, 2023. You should read this discussion together with the financial statements, related notes and other financial information included in this Annual Report on Form 1-K. Except for historical information, the matters discussed in this Management’s Discussion and Analysis of Financial Condition and Results of Operations are forward looking statements that involve risks and uncertainties, including those discussed elsewhere in this Annual Report on Form 1-K and in the Company’s other filings with the SEC, and are based upon judgments concerning various factors that are beyond its control. These risks could cause the Company’s actual results to differ materially from any future performance suggested below.

General Overview

XY Labs, Inc. is a corporation organized under the laws of the State of Delaware. The Company was originally organized as a Delaware limited liability company in June 2012 under the name Ength Degree LLC. On May 27, 2016, the Company converted to a Delaware corporation and changed its name to XY – The Findables Company. On November 9, 2018, the Company changed its name to XY – The Persistent Company. On May 4, 2021, the Company changed its name to XY Labs, Inc.

The Company was originally formed for building geolocation hardware and software along with online platforms to manage and integrate data from its technology. Today, the Company successfully develops, designs, and sells consumer products and applications, enterprise software and data integration solution services solutions and blockchain and cryptographic technologies and services.

XYO Foundation is a California corporation, established as a 100% subsidiary of XY Labs, Inc. The primary objectives of XYO Foundation include: (i) providing software and technical documentation for public benefit, (ii) offering services and support to various like-minded software project communities consisting of individuals contributing to XYO projects, and (iii) governing the use and licensing of XYO open-source assets, such as trademarks, source code, and technical papers.

Critical Accounting Policies

This “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section is based upon the Company’s financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of financial statements requires the Company to make estimates and judgments that affect the reported amount of assets, liabilities, net sales and expenses and related disclosures. On an ongoing basis, the Company evaluates its estimates. The Company bases its estimates on historical experience, performance metrics and on various other assumptions that the Company believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results will differ from these estimates under different assumptions or conditions.

Please refer to Note 2 – Summary of Significant Accounting Policies of the Financial Statements for details.

Non-GAAP Financial Measures

To supplement the Company’s financial information, which is prepared and presented in accordance with generally accepted accounting principles in the United States of America (“GAAP”), the Company uses the following non-GAAP financial measures: EBITDA and Adjusted EBITDA. Whereas EBITDA stands for Earnings Before Interest Tax Depreciation Amortization, Adjusted EBITDA is adjusted for provisional liability expenses as well as non-recurring and non-operational expenses.

The presentation of this financial information is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with GAAP. The Company introduced these non-GAAP financial measures for financial and operational decision-making and to evaluate period-to-period comparisons. The Company’s management believes that these non-GAAP financial measures provide meaningful supplemental information regarding our performance by excluding certain items that may not be indicative of the Company’s recurring core business operating results. The Company’s management uses its judgement to identify items it deems not indicative of the Company’s recurring core business results.

The Company collects and analyzes operating and financial data to evaluate business performance. In addition to sales, net income (loss), operating loss and other results under GAAP, the Company uses EBITDA and Adjusted EBITDA to assess its financial performance. The calculation of this non-GAAP financial measure may differ from similarly titled non-GAAP measures reported by other companies. These non-GAAP financial measures should not be considered in isolation from, or as substitutes for, financial information prepared in accordance with GAAP.

To reconcile from Net loss or Net income, respectively, to EBITDA, the Company excludes all depreciation and impairment charges. The Company does not consider depreciation and impairment charges as operationally driven expenses, which is why they are excluded in the financial performance assessment. To reconcile EBITDA from Adjusted EBITDA, the Company excludes all expenses related to provisional liabilities, non-recurring and non-operational expenses.

While the Company acknowledges that expenses related to provisional liabilities, non-recurring and non-operational expenses were incurred, the Company does not consider such expenses to be reflective of the Company’s operational performance. Provisional liability expenses were incurred to set up provisional liabilities under GAAP. Non-recurring and non-operational expenses relate to expenses that the Company did not expect to occur again or that the Company did not consider part of the business operations. The Company uses its judgement to identify relevant transactions.

The following table provides a reconciliation from Net income/(loss) to Adjusted EBITDA:

	For the twelve months ended
	December 31, 2023	December 31, 2022
Net income/(loss)	$(2,288,444)	$(3,352,786)
Added:
Interest expense, net	10,917	18,849
Dividend income	(34,691)	(15,274)
Tax expense (refund), net	89,307	(506,331)
Impairment expense	57,609	369,449
Depreciation expense	43,468	51,809

EBITDA	$(2,121,835)	$(3,434,285)

Added:
Increase of provisional liabilities	—	914,979
Stock option related expenses	1,315,646	916,139
Inventory reserve	665,454	—
Other non-recurring expenses	60,113	279,333
Deducted:
Release of provisional liabilities	(426,437)	(98,632)
Crypto related other income	(1,375,684)	(610,397)

Adjusted EBITDA	$(1,882,743)	$(2,032,862)

The Company reported negative Adjusted EBITDA of $1,882,743 and negative EBITDA of $2,032,862 for the twelve months ended December 31, 2023 and 2022, respectively. The improvement of $150,119 year over year was attributable to higher operational performance. Management excludes these items when reconciling to Adjusted EBITDA for improved comparison of operational performance year over year.

Results of Operations for the twelve months ended December 31, 2023 and 2022, respectively

Net Sales:

Net Sales were $10,864,085 and $14,581,106 in the twelve months ended December 31, 2023 and 2022, respectively. Net Sales decreased by $3,717,021, or 25.5%, in the twelve months ended December 31, 2023 compared to 2022. The decrease in Net Sales was mainly due to lower COIN subscription sales. The Company believes that overall headwinds in the crypto macro environment as well as the Company’s decision to reduce online advertising spend led to a reduction in paid user subscriptions.

Cost of Sales:

Cost of Sales were $1,293,979 and $583,992 in the twelve months ended December 31, 2023 and 2022, respectively. Cost of Sales increased by $709,987, or 121.6%, in the twelve months ended December 31, 2023 compared to 2022. The increase was mainly attributable to the write-down of XY4+ and key chain products in 2023. The Company decided to discontinue the sale of these products from 2024 onwards.

Research and Development:

Expenses for Research and Development were $2,567,487 and $1,850,670 in the twelve months ended December 31, 2023 and 2022, respectively. Research and Development expenses increased by $716,817, or 38.7%, in the twelve months ended December 31, 2023 compared to 2022. The increase in Research and Development costs was primarily driven by higher stock-based compensation.

Selling and Marketing:

Expenses for Selling and Marketing were $5,218,196 and $8,948,262 in the twelve months ended December 31, 2023 and 2022, respectively. Selling and Marketing expenses decreased by $3,730,065, or 41.7%, in the twelve months ended December 31, 2023 compared to 2022. The Company significantly reduced its online advertising spend, which was the main contributor to the year-over-year decrease in this cost category.

General and Administration:

Expenses for General and Administration were $5,485,427 and $7,357,718 in the twelve months ended December 31, 2023 and 2022, respectively. General and Administration expenses decreased by $1,872,291, or 25.4%, in the twelve months ended December 31, 2023 compared to 2022. The decrease was mainly due to decreases in personnel costs, processing fees, and expenses for professional services and contract labor.

Realized Gain:

Realized gain was $1,585,839 and $771,066 in the twelve months ended December 31, 2023 and 2022, respectively. The increase of $814,773 was mainly attributable to the increased sale of crypto assets and received liquidity pool fees in the twelve months ended December 31, 2023, compared to the twelve months ended December 31, 2022.

Other Expenses, net:

Other expenses, netted, were $33,021 and $82,252 in the twelve months ended December 31, 2023 and 2022, respectively. Crypto-related transactions fees were the main driver of other expenses in both years. The overall lower expenses in the 2023 period reflected the lower transaction volume in the 2023 period compared the to the same period in 2022.

Financial Condition, Liquidity and Capital Resources

The Company’s working capital deficiency was as follows:

	As of
	December 31,	December 31,
	2023	2022
Current assets	$2,695,467	$4,692,883
Current liabilities	$(5,123,685)	$(6,226,353)

Net working capital / (deficiency)	$(2,428,218)	$(1,533,471)

Current assets decreased by $1,102,668, or 42.6%, from December 31, 2022 to December 31, 2023. The primary factors were the decreases in the Company’s cash balance by $1,320,355 and inventories by $604,836, mainly driven by inventory write-downs. Current liabilities decreased by $1,102,668, or 17.7%, from December 31, 2022 to December 31, 2023. The primary factors were the decreases of the Company’s accounts payable and accrued expenses by $531,114, deferred revenue by $112,813 as well as its other current liabilities by $413,223, mainly due to a reduction in the Company’s COIN provisional liability. Please refer to the Notes of the Consolidated Financial Statements for more details.

Cash Flow from operating activities:

Net cash used in operating activities was $1,407,458 and net cash used in operating activities was $1,509,324 in the twelve months ended December 31, 2023, and 2022, respectively. Net cash used in operating activities decreased by $101,866 in the twelve months ended December 31, 2023 compared to 2022. The improvement year-over-year was driven by better operational results and reduced cash used for working capital.

Cash Flow from investing activities:

Net cash provided by investing activities was $97,760 in the twelve months ended December 31, 2023, as compared to net cash of $147,705 used in investing activities in the twelve months ended December 31, 2022. Net cash from investing activities increased by $245,465 in the twelve months ended December 31, 2023, compared to the same period in 2022. The main driver was a $100,000 loan granted in 2022, which was repaid in 2023.

Cash Flow from financing activities:

Net cash used by financing activities was $10,657 in the twelve months ended December 31, 2023, as compared to net cash of $2,305 provided in the twelve months ended December 31, 2022. Net cash from financing activities decreased by $12,962 in the twelve months ended December 31, 2023 from the same period in 2022. The main driver was $15,300 in 2022 due to stock conversions. The Company did not not receive cash from stock conversions in 2023.

Liquidity:

The Company incurred a net loss of $2,288,444 and $3,352,786 in the twelve months ended December 31, 2023 and 2022, respectively. The Company may continue to incur operating losses for the next twelve months or longer. As a result, the Company may seek additional funding for its operations in the future. This may include future equity or debt financing, as the Company deems necessary. If the Company fails to raise capital, such failure could have a negative impact on its financial condition and its ability to pursue its business strategies and continue operations. Those conditions raise substantial doubt about the Company’s ability to continue as a going concern.

Off Balance Sheet Arrangements

As of December 31, 2022, and December 31, 2021, the Company had no off-balance sheet arrangements as defined in Item 303(a)(4) of Regulation S-K promulgated under the Securities Act of 1933, as amended.

Properties

Our headquarter offices are located at 1405 30th St, Suite A, San Diego, California, for which the Company entered a lease agreement commencing in March 2019. The Company extended the lease agreement from March 2022 until June 2024. The Company uses the same location as warehouse space. The Company currently pays a monthly rent for the combined office and warehouse location of $6,820. The Company entered into a sublease agreement for an office space in downtown San Diego with a monthly rent of $3,000 from October 2021 through March 2022.

Trend Information

During the twelve months ended December 31, 2023, the consumer facing application COIN continued to be the Company’s main revenue driver. COIN subscriptions contributed net sales of $6,098,849 in the twelve months ended December 31, 2023, which constituted 58.9% of total net sales for the same period. This included partnership sales, subscription sales and related products offering sales in connection to COIN and XYO. The provisions account for potential COIN user redemption requests. The Company intends to further increase its marketing and operational efforts to grow the XYO and COIN business. The application enables users to easily collect crypto assets and other products through the ability to redeem in-app coins. The Company expects that blockchain technology and related crypto assets will increase in relevance in the future, leading to a larger customer base and further engagement. The Company intends to further build up the interoperability between the XYO Network and COIN. The Company no longer pursues a long-term business strategy on its XY Findit devices and has written off all related inventories at the end of 2023 and scrapped in 2024. Related XY4+ net sales decreased to $16,158 from $63,053, or 74.4%, in the twelve months ended December 31, 2023 and 2022, respectively.

Item 3. Directors and Officers

Our directors and executive officers as of April 19, 2024 were as follows:

Name	Position	Age	Term of Office
Executive Officers:
Arie Trouw		54
	Chief Executive Officer		June 2012 - Present
	Chief Financial Officer		April 2016 - Present
	Chief Operating Officer		April 2016 - Present
	Chief Technology Officer		October 2016 - Present
Directors:
Arie Trouw	Chairman and Director	54	May 2016 - Present
Jordan Trouw	Director	26	March 2020 - Present
Gilbert Trill	Director	54	September 2020 - Present

Executive Officers

Arie Trouw has served as Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, Chief Technology Officer and Chairman of the Company’s board of directors since it converted to a Delaware corporation in May 2016 from Ength Degree LLC, a Delaware limited liability company. Prior to such conversion, Mr. Trouw served as the Chief Executive Officer and Manager of Ength Degree LLC since September 2012. Prior to starting the Company, from June 2008 to April 2012, Mr. Trouw served as the Chairman and Chief Executive Officer of Pike Holdings Inc., a software and advertising company. From 2012 to 2015, Mr. Trouw has served as Chairman of Pike Holdings Inc. From 2007 to 2008, Mr. Trouw served as Chief Technology Officer of Tight Line Technologies LLC, a gaming data analytics and automation company. Mr. Trouw received his Bachelor of Science in Computer Science from the New York Institute of Technology.

Board of Directors

The Company’s board of directors currently consists of three directors.

Arie Trouw has served as Chairman of the board of directors since May 2016. For more information about Mr. Trouw, please see the section above entitled, “Directors and Officers – Executive Officers.”

Jordan Trouw has served as a Director since January 2020. Ms. Trouw has been working with XY professionally since 2015. Currently in the role as Head of Customer Experience. Throughout her time with the Company, she has worked with the Customer Support, Fulfillment, Social Media & Advertising, Product Strategy & Management, and Web Development Teams. She has developed numerous systems and automations across all Company segments, and deeply understands the customers XY has served over the years of the Company’s existence. Previously, Ms. Trouw worked as a Marketing Manager with the Company. Ms. Trouw received her Bachelor of Arts from the University of Chicago in 2018.

Gilbert S. Trill has served as a Director since September 2020. Mr. Trill has been overseeing the Cyber Security efforts within Hitachi Energy as its Governance Lead since 2022. From 1994 to 2022, Mr. Trill held various positions within the U.S. Department of Homeland Security, focusing on Homeland Security Investigations. Overall Mr. Trill has over 26 years of federal law enforcement experience, starting his federal career in 1994 in New York City and serving in positions of progressively higher responsibility in Sacramento, California; Columbus, Ohio; Washington, DC; Kansas City, Missouri; and New Orleans, Louisiana. Mr. Trill graduated from the University of Rochester, where he received his Bachelor of Arts degree in Psychology, with a Management Certificate from the Simon School of Business in Accounting / Finance. Mr. Trill also received a Master of Business Administration, with a concentration in Accounting / Technology, from Otterbein University. Mr. Trill is also an FAA licensed private pilot.

Family Relationships

Jordan Trouw is Arie Trouw’s daughter. No other family relationships exist between any director, executive officer, person nominated or chosen to become a director or executive officer or any significant employee within the Company.

Involvement in Certain Legal Proceedings

Not applicable.

Committees of the Board of Directors

The board of directors has not established any committees, including without limitation an audit committee, compensation committee or a nominating and governance committee.

Significant Employees:

None

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth information about the compensation for the fiscal year ended December 31, 2023, of each of the Company’s three highest paid persons who were executive officers or directors during such fiscal year. No other persons who were executive officers or directors of the Company received annual compensation during the fiscal year ended December 31, 2023.

Name	Position	Cash Compensation	Other Compensation	Total Compensation
Arie Trouw	Chief Executive Officer	$526,129	$278,606	$804,735
	Chief Financial Officer
	Chief Operating Officer
	Chief Technology Officer
	Director
Jordan Trouw	Marketing Manager	$175,000	$69,652	$244,652
	Director
Gilbert Trill	Director	$—	$328	$328

		$701,129	$348,587	$1,049,715

(1)	Other Compensation relates to stock option grants under the 2016 Equity Incentive Plan, as amended.

(2)

Mr. Trouw’s cash compensation was received as compensation for his roles as Chief Executive Officer, Chief Financial Officer, Chief Operating Officer and Chief Technology Officer. Mr. Trouw received no compensation for his role as a Director.

(3)	Ms. Trouw’s cash compensation was received as compensation for her role as Marketing Manager. Ms. Trouw received no cash compensation for her role as a Director.
(4)	Mr. Trill’s other compensation was received as compensation for his role as a Director.

The Company compensates directors for attendance at board meetings and reimburses its directors for reasonable expenses incurred during their service. The aggregate annual compensation of directors as a group, which group includes three (3) directors, was $1,049,715, and $991,088 for the years ended December 31, 2023 and 2022, respectively. The increase of $58,627 was primarily driven by the stock option related vesting expenses. There was no additional compensation paid to Arie Trouw and Jordan Trouw in connection with their duties as directors.

The Company may increase salaries and provide other employment benefits to its executive officers in the future in amounts to be determined by its board of directors and provided that the Company has sufficient funds. The Company expects that any future executive officers will receive compensation in the form of salary, bonus and employee benefits.

Employment Agreements

The Company has not entered into any employment agreements with its executive officers or other employees to date. The Company may enter into employment agreements with executive officers and other employees in the future.

Equity Incentive Plan

On June 2, 2016, the board of directors and stockholders of the Company approved the 2016 Equity Incentive Plan (the “2016 Equity Incentive Plan”) pursuant to which stock options and other equity awards may be authorized and granted to executive officers, directors, employees, and key consultants. The Company reserved approximately 5% of its issued and outstanding common stock as of June 2, 2016, for future issuance under the 2016 Equity Incentive Plan.

On March 15, 2018, the board of directors and stockholders of the Company approved an amendment to the 2016 Equity Incentive Plan, increasing the number of shares of Class A Common Stock reserved for issuance under the 2016 Equity Incentive Plan, as amended, to 25,000,000 shares.

On January 13, 2023, the board of directors and stockholders of the Company approved an additional amendment to the 2016 Equity Incentive Plan, as amended, increasing the number of shares of Class A Common Stock reserved for issuance under the 2016 Equity Incentive Plan, as amended, to 45,000,000 shares.

Stock options granted under the 2016 Equity Incentive Plan, as amended, are exercisable at no less than the fair market value of the underlying shares on the date of grant. Generally, one quarter of the awards granted under the Plan, as amended, vest one year after the vesting commencement date with the remainder vesting in 36 substantially equal monthly increments thereafter. Stock options generally have a term of 10 years. The Company may issue stock options or other equity awards under the 2016 Equity Incentive Plan, as amended, to attract and retain employees, advisors, and board members.

Proxy Token Plan

On July 31, 2018, the board of directors of the Company approved the 2018 Proxy Token Plan (the “Token Plan”), pursuant to which Proxy Token awards may be authorized and granted to its executive officers, directors, employees, and key consultants. The value of the Proxy Tokens is tied to the value of XYO Tokens, and Proxy Token awards vest pursuant to a vesting schedule as determined by the board of directors.

Payments made in respect of vested Proxy Tokens will be made, as determined by the board of directors, in either (i) cash equal to the value of such Proxy Tokens, or (ii) a number of XYO Tokens with a value equal to the value of such Proxy Tokens. As of December 31, 2023, the Company has recorded a provisional liability of $0 for the outstanding Proxy Token awards.

Item 4. SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

Set forth below is information regarding the beneficial ownership of the Company’s common stock, the Company’s only outstanding capital stock, as of April 19, 2024, by (i) each person known to the Company to beneficially own more than 10% of the outstanding shares of its common stock, and (ii) all of the current directors and executive officers. The Company believes that, except as otherwise noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is calculated in accordance with Rule 13d-3(d)(1) of the Securities Exchange Act of 1934.

Name and address of beneficial owner (1)	Number of shares of Common Stock beneficially owned	Percentage of Common Stock beneficially owned (3)	Number of shares of Common Stock beneficially owned	Percentage of Common Stock beneficially owned (4)	Total percentage of Class A and Class B Common Stock as converted
Arie Trouw	6,630,000	20.8%	27,770,163	86.0%	53.6%
Jordan Trouw	875,000	2.7%	—	—	1.4%
Gilbert Trill	250,000	0.8%	—	—	0.4%

All directors and officers as a group (3 persons)	7,755,000	24.3%	27,770,163	86.0%	55.3%

10% and above Holders:

Markus Levin	6,500,000	20.4%	—	—	10.1%

(1)	The address of those listed is c/o Chief Executive Officer, 1405 30th St, Suite A, San Diego, California 92154.

(2)	Based on 31,930,684 shares of Class A Common Stock outstanding as of April 19, 2024 assuming the exercise in full of all outstanding options to purchase shares of the Company’s Class A Common Stock.

(3)	Based on 32,282,712 shares of Class B Common Stock outstanding as of April 19, 2024.

(4)

Based on the number of shares of Class A Common Stock outstanding, assuming the conversion of all outstanding shares of Class B Common Stock to Class A Common Stock on a 1-for-1 basis (as of April 19, 2024).

Item 5. INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

None.

Item 6. OTHER INFORMATION

None.

Item 7. CONSOLIDATED FINANCIAL STATEMENTS

PKF San Diego, LLP 2020 Camino del Rio North, Ste 1000 San Diego, CA, 92108 (619) 238-1040 www.pkfsandiego.com

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Stockholders

of XY Labs, Inc.

Opinion

We have audited the accompanying consolidated financial statements of XY Labs, Inc. (a Delaware corporation), which comprise the consolidated balance sheets as of December 31, 2023 and 2022, and the related consolidated statements of operations, changes in stockholders’ deficit, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of XY Labs, Inc. as of December 31, 2023 and 2022, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of XY Labs, Inc. and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company’s significant operating losses raise substantial doubt about its ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding those matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to that matter.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about XY Labs, Inc.’s ability to continue as a going concern within one year after the date that the consolidated financial statements are available to be issued.

PKF San Diego, LLP is a member of PKF Global, the network of member firms of PKF International Limited, and Allinial Global, each of which is a separate and independent legal entity and does not accept any responsibility or liability for the actions or inactions of any individual member or correspondent firm(s).

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of XY Labs, Inc.’s internal control. Accordingly, no such opinion is expressed.

•

Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

•

Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about XY Labs, Inc.’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

/s/ PKF San Diego, LLP

San Diego, California	PKF San Diego, LLP
April 29, 2024

XY Labs, Inc.

CONSOLIDATED BALANCE SHEETS

	As of
	December 31, 2023	December 31, 2022
Assets
Current assets:
Cash and cash equivalents	$925,856	$2,246,211
Receivables from payment processors	489,522	606,537
Accounts receivable, net of allowance for credit losses of $38,235	979,310	834,520
Note receivable	—	100,000
Inventory, net	300,779	905,615

Total current assets	2,695,467	4,692,883
Crypto assets	377,255	517,077
Crypto pools	115,379	73,613
Property and equipment, net	68,296	109,524
Right of use asset, net	40,570	107,061
Other assets	161,097	62,054

Total assets	$3,458,064	$5,562,212

Liabilities and Stockholders’ Deficit
Current liabilities:
Accounts payable and accrued expenses	$419,765	$950,879
Stock payable	1,392,760	1,397,360
Lease liability, current portion	42,354	83,273
Deferred revenue	167,983	280,796
Other current liabilities	3,100,822	3,514,045

Total current liabilities	5,123,685	6,226,353
Lease liability, net of current portion	—	22,618
Notes payable	487,624	498,281

Total liabilities	5,611,309	6,747,252
Commitments and contingencies (Refer to Note 2 and 13)
Stockholders’ equity (deficit):
Undesignated preferred stock; $0.0001 par value; 30,000,000 shares authorized, none issued or outstanding at December 31, 2023 and December 31, 2022.
Class B Common Stock; $0.0001 par value; 40,000,000 shares authorized at December 31, 2023 and 40,000,000 shares authorized at December 31, 2022; 32,282,712 shares issued and outstanding at December 31, 2023 and 32,282,712 shares issued and outstanding at December 31, 2022.	3,229	3,229
Class A Common Stock; $0.0001 par value; 90,000,000 shares authorized at December 31, 2023 and 60,000,000 shares authorized at December 31, 2022; 12,006,846 shares issued and outstanding at December 31, 2023 and 11,997,463 shares issued and outstanding at December 31, 2022.	1,199	1,199
Additional paid-in capital	24,021,019	22,700,773
Accumulated deficit	(26,178,692)	(23,890,248)

Total stockholders’ deficit	(2,153,245)	(1,185,047)

Total liabilities and stockholders’ deficit	$3,458,064	5,562,212

See accompanying notes to consolidated financial statements.

XY Labs, Inc.

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the twelve months ended
	December 31, 2023	December 31, 2022
Sales	$10,864,085	$14,581,106
Cost of sales	(1,293,979)	(583,992)

Gross profit	9,570,106	13,997,114
Operating expenses:
Research and development	2,567,487	1,850,670
Selling and marketing	5,218,196	8,948,262
General and administrative	5,485,427	7,357,718

Total operating expenses	13,271,111	18,156,650

Loss from operations	(3,701,005)	(4,159,536)
Other income (expense)
Impairment expense	(57,889)	(369,546)
Realized gain	1,585,839	771,066
Interest expense, net	(10,917)	(18,849)
Other expense, net	(33,021)	(82,252)

Total other income (expense)	1,484,012	300,419

Loss before tax (expense)	(2,216,993)	(3,859,117)
Tax (expense) benefit	(71,451)	506,331

Net loss	$(2,288,444)	$(3,352,786)

See accompanying notes to consolidated financial statements.

XY Labs, Inc.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT

	Class B Common Stock		Class A Common Stock		Additional paid-in Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Stocks	Amount	Stocks	Amount
Balance at December 31, 2021	32,285,900	$3,229	11,946,545	$1,194	$21,744,652	$(20,537,462)	$1,211,613
Stock-based compensation	—	—	—	—	916,136	—	916,136
Stock conversion	(3,188)	—	3,188	—	—	—	—
Conversion of stock payable to equity	—	—	3,200	—	24,690	—	24,690
Exercise of stock options	—	—	44,530	5	15,295	—	15,300
Net loss	—	—	—	—	—	(3,352,786)	(3,352,786)

Balance at December 31, 2022	32,282,712	$3,229	11,997,463	$1,199	$22,700,773	$(23,890,248)	$(1,185,047)
Stock-based compensation	—	—	—	—	1,315,646	—	1,315,646
Conversion of stock payable to equity	—	—	9,383	—	4,600	—	4,600
Net loss	—	—	—	—	—	(2,288,444)	(2,288,444)

Balance at December 31, 2023	32,282,712	$3,229	12,006,846	$1,199	$24,021,019	$(26,178,692)	$(2,153,245)

See accompanying notes to consolidated financial statements.

XY Labs, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the twelve months ended
	December 31, 2023	December 31, 2022
Operating activities:
Net loss	$(2,288,444)	$(3,352,786)
Adjustments to reconcile net loss to cash used in operating activities:
Depreciation and amortization	109,959	125,015
Impairments of crypto assets	57,889	369,546
Inventory reserve	665,454	—
Stock based compensation expense	1,315,646	916,136
(Gain) loss on crypto assets	(1,139,751)	77,209
Accrued interest	—	818
Loss on disposal of assets	—	3,941
Changes in assets and liabilities:
Receivables from online payment processors, cash received	117,015	(274,443)
Accounts receivable	(183,025)	341,158
Allowance for credit losses	38,235	—
Inventory	(60,618)	(360,968)
Prepaid expenses and other assets	(67,154)	(10,371)
Accounts payable and accrued expenses	(531,114)	(1,141,880)
Deferred revenue	(112,813)	(280,666)
Net change in operating lease liability	(63,537)	(76,350)
Investments in crypto and other assets	(184,850)	(189,766)
Proceeds from the sale of crypto and other assets	1,332,873	1,527,735
Other current liabilities	(413,223)	816,348

Net cash used in operating activities	(1,407,458)	(1,509,324)

Investing activities:
Payment (issuance) of note receivable	100,000	(100,000)
Investment into property and equipment	(2,240)	(47,705)

Net cash provided by investing activities	97,760	(147,705)

Financing activities:
Net change in notes payable	(10,657)	(12,995)
Stock option exercised	—	15,300

Net cash (used in) provided by financing activities	$(10,657)	$2,305

Net decrease in cash and cash equivalents	(1,320,355)	(1,654,724)
Cash and cash equivalents, beginning of year	2,246,211	3,900,933

Cash and cash equivalents, end of year	$925,856	$2,246,211

Supplemental disclosures of cash flow information:
Interest paid	$18,588	$25,803
Taxes paid	$22,796	$106,281
Taxes refunded	$1,141	$492,854
Supplemental disclosures of non-cash financing activities
Conversion of stock payable to equity	$4,600	$24,690
Increase in lease liability	$—	$148,557

See accompanying notes to consolidated financial statements.

XY Labs, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Description of Business

XY Labs, Inc. (the “Company”) is a corporation organized under the laws of the State of Delaware. The Company was originally formed in June 2012. In May 2016, the Company changed its name from Ength Degree, LLC to XY – the Findables Company and converted from a Delaware limited liability company to a Delaware corporation pursuant to applicable conversion statutes of the Delaware General Corporation Law. On November 9, 2018, the Company changed its name to XY – The Persistent Company. The Company changed its name to XY Labs, Inc. on May 4, 2021.

The XYO Foundation, a 100% subsidiary of XY Labs, Inc., is a California corporation and intends to focus on (i) providing software and technical documentation for the XYO Network, (ii) offering services and support to like-minded software project communities contributing to XYO projects, and (iii) governing the use and licensing of XYO open-source assets. The XYO Foundation had no operational activities, assets or liabilities in 2023 or 2022.

Note 2 – Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”).

Basis of Presentation and Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, the XYO Foundation. All material intercompany accounts and transactions have been eliminated during the consolidation process.

Use of Estimates

The preparation of financial statements and related disclosures in conformity with U.S. GAAP requires management to make judgments, assumptions and estimates that affect the amounts reported in its financial statements and accompanying notes. Management bases its estimates on historical experience and on various other assumptions it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Significant estimates and assumptions reflected in the financial statements include, but are not limited to, useful lives of property and equipment, value of crypto assets, stock options issued, fair value of services received, coin liability for in-app activity, evaluation of intangible assets for impairment and valuation of deferred tax assets. Actual results may differ from these estimates and these differences may be material.

Crypto assets

Crypto assets, including Ethereum, Bitcoin and XYO Tokens, are recorded as assets on the balance sheet. Crypto assets purchased are recorded at cost and crypto assets earned through the sale of Ethereum-based ERC20-compatible Tokens to be used via the XYO Network (the “XYO Tokens”) or other products are accounted for in connection with the Company’s sales recognition policy disclosed below. As the Company’s native XYO Token is a self-created intangible asset with a cost basis of $0, XYO Tokens are not recorded on the balance sheet, unless the Company has purchased them in an open market transaction. Purchased XYO Tokens are recorded at cost and impaired for any decline in value.

Crypto assets held are accounted for as intangible assets with indefinite useful lives. An intangible asset with an indefinite life is not amortized but assessed for impairment annually, or more frequently, when events or changes in circumstances occur indicating that it is more likely than not that the indefinite-lived asset is impaired. Impairment exists when the carrying amount exceeds its fair value, which is measured using the quoted price of the crypto asset at the time its fair value is being measured. In testing for impairment, the Company has the option to first perform a qualitative assessment to determine whether it is more likely than not that an impairment exists. If it is determined that it is unlikely an impairment exists, a quantitative impairment test is not necessary. If the Company concludes otherwise, it is required to perform a quantitative impairment test. To the extent an impairment loss is recognized, the loss establishes the new cost basis of the asset. Subsequent reversal of impairment losses is not permitted.

XY Labs, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 2 – Summary of Significant Accounting Policies (cont’d)

Concentration of Credit Risk

Financial instruments that potentially subject the Company to a concentration of credit risk principally consist of cash. The Company may maintain cash balances at what it believes are high credit-quality financial institutions. At times, balances at one financial institution may exceed federally insured limits of $250,000. The total cash balance was $925,856 as of December 31, 2023, of which $424,597 was uninsured. The Company has not experienced any losses in such accounts nor does the Company believe it is exposed to any significant credit risk on cash and cash equivalents.

Concentrations of Customers, Vendors and Suppliers

Two vendor accounted for approximately 92% of the Company’s purchases in the twelve months ended December 31, 2023, mostly relating to NFC cards. Comparatively, one vendor accounted for approximately 97% of the Company’s purchases in the twelve months ended December 31, 2022, mostly relating NFC cards. In 2023 and 2022, respectively, the Company had five and four third-party payment service providers, including Apple and Google, through which most of the COIN application is processed. Any loss of these providers would have an adverse impact on the Company. For the twelve months ended December 31, 2023 and 2022, the Company had no customer concentration. Most of the sales are made to end customers with immediate payment for purchased goods and services.

Cash and cash equivalents

The Company classifies all highly liquid investments with an original maturity date of 90 days or less at the date of purchase as cash and cash equivalents.

Receivables from Payment Processors

Receivables from online payment processors are cash due from the third-party online payment service providers for clearing transactions. The cash was paid or deposited by customers or users through these online payment agencies for services provided by the Company. The Company carefully considers and monitors the credit worthiness of the third-party payment service providers used. An allowance for credit losses is recorded in the period in which a loss is determined to be probable. Receivable balances are written off when they are deemed uncollectible. Receivables from payment processors were $489,522 and $606,537 as of December 31, 2023 and December 31, 2022, respectively. No allowance for credit losses was provided for the receivables from online payment processors.

Accounts Receivable

The Company’s accounts receivables mainly comprised of Google Play Store and Apple App Store receivables as well as Partnership and Advertiser receivables. The receivables represented payments due for sales through the App stores after the deduction of processing fees, as well as for user engagements through the COIN App. The Company diligently monitors the creditworthiness of all involved parties and records an allowance for credit losses when a loss is probable. Receivable balances are written off if deemed uncollectible. As of December 31, 2023, and December 31, 2022, the total receivables were $979,310 and $834,520, respectively. The Company recorded an allowance for credit losses of $38,235 as of December 31, 2023. The Company did not have an allowance in 2022.

Inventory

Inventory is stated at the lower of cost, determined on a weighted average basis, or net realizable value and consists of purchased finished goods. Reserves are provided for slow moving and obsolete inventory, which are estimated based on a comparison of the quantity and cost of inventory on hand to management’s forecast of customer demand. Inventory was $300,779 and $905,615 as of December 31, 2023 and December 31, 2022, respectively. The Company has set up an inventory reserve of $665,454 and expensed the equivalent amount as of December 31, 2023. The inventory reserve was set up in relation to XY4+ devices, which the Company discontinued to sell and disposed of in 2024. The reserve reflected a 100% write down on the cost basis of the XY4+ devices as well as related key chains the Company had on hand as of December 31, 2023. There were $0 inventory reserves accounted as of December 31, 2022.

XY Labs, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 2 – Summary of Significant Accounting Policies (cont’d)

Property and Equipment

Property and equipment are recorded at cost and depreciated over the estimated useful lives of the asset (three to five years) using the straight-line method. Leasehold improvements are depreciated over the shorter of the remaining lease term or useful life of the improvement using the straight-line method. Maintenance costs are considered period costs and are expensed when incurred.

Accrued COIN Liability

COIN users can collect an in-app coin, which is redeemable for either crypto assets or physical products. The Company sets an internal price for each in-app coin, which is used to determine the USD value for which customers can redeem such coins. Users need to reach a threshold of 10,000 in-app coins before being eligible to redeem their collected coins. The Company records a liability for accrued coins within customer accounts. The accrued COIN liability was $3,060,330 and $3,453,876 as of December 31, 2023 and December 31, 2022, respectively.

Sales Recognition

Sales are recognized in accordance with Accounting Standards Codification (“ASC”) 606 – Revenue from Contracts with Customers (“ASC 606”). In accordance with ASC 606, sales are recognized when the promised goods and services are provided or shipped to its customers. The amount of sales recognized reflects the consideration to which the Company expects to be entitled to receive in exchange for these services. To achieve this core principle, the Company applies the following five steps: (i) identifying the contract with a customer; (2) identifying the performance obligations in the contract; (3) determining the transaction price; (4) allocating the transaction price to performance obligations in the contract; and (5) recognizing sales when or as the Company satisfies a performance obligation.

During the twelve months ended December 31, 2023, the Company realized gross sales of $10,979,973 and net sales of $10,864,085. During this period, COIN subscription sales accounted for 54.0% of gross sales, partnership, and advertiser sales for 35.7%, while other products accounted for 6.7% of gross sales. The release of COIN provisions accounted for 3.6% of gross sales in 2023. During the twelve months ended December 31, 2022, the Company generated gross sales of $15,526,291 and net sales of $14,581,106. During this period, COIN subscription sales accounted for 62.8% of gross sales, partnership, and advertiser sales for 31.0%, while other products accounted for 6.1% of gross sales. As of December 31, 2023 and December 31, 2022, the Company had deferred revenue of $167,983 and $280,796, respectively.

Products

Sales from of COIN and XY Findit products are recognized upon shipment net of an allowance for estimated and actual returns. Subscriptions sales are mostly charge on a per month basis, in some cases also on an annual basis. The Company allows customers to claim a refund for subscription charges under certain conditions. The allowance for sales returns is estimated based on management’s judgement using historical experience and expectation of future conditions. As of December 31, 2023 and December 31, 2022, the Company provided for $40,492 and $60,169, respectively, as sales and returns allowance.

XY Labs, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 2 – Summary of Significant Accounting Policies (cont’d)

Mobile Application

The Company operates a mobile application, COIN, a self-developed mobile application that lets users collect in-app coins when they move across and map and collect coins located in map tiles. Users can download the Company’s free-to-use or subscription-based application through digital storefronts such as the Google Play Store and Apple App Store. Sales from subscriptions is recognized over the subscription term as the service is provided, which is mostly monthly, to a lesser amount Annually, or annual. Any payments received for usage not provided by the Company are deferred.

The Company records sales generated from the mobile application on a gross basis as the Company acts as the principal in the mobile game arrangements under which the Company controls the specified services before they are provided to the customer. In addition, the Company is primarily responsible for fulfilling the promise to provide the user experience, track coin accumulation and payout, maintain services and has discretion in setting the price for the services to the customer.

The Company also generates sales from advertising on its application. For a limited number of advertising network arrangements, the transaction price is determined based on a volume-tiered pricing structure, whereby the price per advertising unit in each month is determined by the number of impressions delivered in that month. However, the uncertainty concerning the number of impressions delivered is resolved at the end of each month, therefore, eliminating any uncertainty with respect to the price per advertising unit for each reporting period.

For in-application display advertisements, in-application offers, engagement advertisements and other advertisements, sales are generated once the users interact with the offering to a predefined step. The Company has no performance obligations that it needs to fulfill. Either the customer uses the in-app services or not.

Sale of XYO Tokens

There is currently no specific definitive guidance under U.S. GAAP or alternative accounting frameworks to account for the production of crypto assets and management exercised significant judgement in determining appropriate accounting treatment for the recognition of sales for the development of crypto assets. Management examined various factors surrounding the substance of the Company’s operations and the guidance in ASC 606. In the event authoritative guidance is enacted by the Financial Accounting Standards Board, the Company may be required to change its policies which could result in a change in the Company’s financial statements. The Company derives part of its sales from the sale of XYO Tokens. In consideration for these XYO Tokens, the Company receives Ether or U.S. dollars, and once received, sales are recognized.

Cost of Sales

Cost of sales includes the cost of product, packaging, inbound freight, and any other direct costs associated with receipt of goods. Other costs, including purchasing, receiving, quality control, and warehousing are classified as general and administrative expenses. At times, the Company provides free products to its customers. These free products are recognized in cost of sales.

Warranty Costs

The Company warrants its products in line with state and federal law. Under the Company’s terms and conditions, the Company applies a “no return” policy. However, in justified cases the Company accepts returns, offers exchanges and replacements of certain physical products within 60 days of purchase. The Company’s history of costs associated with any repair or replacement of a product has been insignificant, and as such, the Company provides, by a current charge to cost of sales, any costs of replacement obligations for products sold. Warranty expenses were not material.

XY Labs, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 2 – Summary of Significant Accounting Policies (cont’d)

Research and Development Costs

The Company’s research and development (“R&D”) costs are mainly related to salaries and wages for its R&D activities. These activities involve the XYO Network, the Company’s data verification network and the COIN App. The R&D team’s contributions include development of the XYO Network’s architecture, protocols, and blockchain technology, as well as the COIN App’s features, user experience, and gamification elements. The team members have various roles and responsibilities, reflecting their focus on different aspects of the projects. Research and development expenses also included stock option expenses of $625,860 and $353,502 during the twelve months ended December 31, 2023 and 2022, respectively.

Online Advertising Costs

The Company mainly uses online advertising to market its products to customers. The main online advertising platforms that the Company used during the twelve months ended December 31, 2023 and 2022 were Facebook and Google. The costs are expensed as incurred. Online advertising costs were $4,304,918 and $8,034,614 during the twelve months ended December 31, 2023 and 2022, respectively.

Stock Based Compensation

The Company accounts for stock-based compensation arrangements through the measurement and recognition of compensation expense for all option-based payment awards to employees, consultants and directors based on estimated fair values. For employees and directors, fair value is measured at the date of grant and remains constant during the vesting period of the grant. For all others, fair value is measured at each date on which vesting of the grant occurs. Forfeitures of stock options are accounted for as they occur.

The Company uses the Black-Scholes option valuation model to estimate the fair value of options and warrants at the date of grant. The Black-Scholes option valuation model requires the input of subjective assumptions, including the risk-free interest rate, the expected volatility in the value of the Company’s common stock, and the expected term of the option. These estimates involve inherent uncertainties and the application of management’s judgment. If factors change and different assumptions are used, the share-based compensation expense could be materially different in the future. These assumptions are estimated as follows:

Risk-free Interest Rate

The risk-free interest rate assumption is based on the zero-coupon U.S. Treasury instruments appropriate for the expected term of the stock option grants.

Expected Volatility

The Company has limited historical data of its own to determine expected volatility, and as such, based the volatility assumption on a combined weighted average of a selected peer group. The peer group was developed based on similar sized companies in the mobile app and Geospace industries whose shares are publicly traded.

Expected Term

The expected term represents the period that options are expected to be outstanding. As the Company does not have sufficient historical experience for determining the expected term of the stock options awards granted, the expected life is determined using the simplified method, which is an average of the contractual terms of the option and its ordinary vesting period.

XY Labs, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 2 – Summary of Significant Accounting Policies (cont’d)

Dividend Yield

We have no history or expectation of paying cash dividends on our common stock, hence dividend yield is zero for all periods presented.

Income Taxes

Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for the expected future tax benefit to be derived from tax loss and credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the related temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized when the rate change is enacted. Valuation allowances are recorded to reduce deferred tax assets to the amount that will more likely than not be realized.

In connection with the above-mentioned tax accounting principles, the Company received a tax refund of $492,854 from the tax authorities in December 2022. The refund arose due to an initial overpayment of income taxes based on an initial assessment conducted earlier in the fiscal year. Upon revisiting the assessment, the tax authorities have revised their evaluation, leading to a reduced tax liability and subsequent refund for the Company. The Company received a tax refund of $1,141 in 2023.

The Company adopted accounting guidance for uncertainty in income taxes. The Company recognizes tax positions in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. The Company had no uncertain tax positions that qualify for either recognition or disclosure in the financial statements. The Company’s tax returns are subject to examination by the Federal taxing authorities for a period of three years from the date they are filed and a period of four years for California taxing authorities. The years open for tax examinations are 2020 through 2022.

Going Concern

For the twelve months ended December 31, 2023, the Company recognized a net loss of $2,288,444. The Company was not able to cover its operational costs with the product sales generated and will likely need to further invest in marketing for user acquisition to increase COIN App income and advertising revenue to reach break-even for its products and services. As a result, the Company may incur further operating losses and seek to fund its operations through equity and/or debt financing or other sources, as it deems necessary. If the Company fails to raise capital or generate liquidity through the sale of assets, it will have a negative impact on its financial condition and its ability to pursue its business strategies. Those conditions raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Recent Accounting Pronouncements

In December 2023, the Financial Accounting Standards Board (“FASB”) released Accounting Standards Update (“ASU”) No. 2023-08, titled “Intangibles—Goodwill and Other—Crypto Assets (Subtopic 350-60): Accounting for and Disclosure of Crypto Assets.” This amendment aims to refine the accounting practices and disclosures associated with crypto assets. The update outlines the requirements for entities to measure and recognize crypto assets that meet certain criteria at market value measurement. The application of ASU 2023-08 results that crypto assets will be measured at fair value separately from other intangible assets in the Company’s financial statements. Additionally, the update introduces comprehensive disclosure requirements, including details on significant crypto asset holdings and their fair values.

This update becomes effective for all entities for fiscal years beginning after December 15, 2024, including interim periods within those fiscal years. Early adoption is permitted, offering flexibility to entities in aligning with the new standards ahead of the mandatory implementation date. Management is planning to apply the standard for its 2024 financial reporting.

XY Labs, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 2 – Summary of Significant Accounting Policies (cont’d)

Subsequent events

Management has evaluated subsequent events related to the historical financial statements until the date which the financial statements were available to be issued.

Note 3 – Crypto Assets

The Company held the following crypto assets:

As of December 31, 2023

	Units	Gross balance	Accumulated impairment charge	Net balance
XYO	836,218,173.18	$567,539	$248,354	$319,186
ETH	46.76	43,725	—	43,725
BTC	0.33	6,272	—	6,272
USDC	6,093.18	1,556	—	1,556
USDT	8,633.90	6,105	—	6,105
UNI	197.01	409	—	409
DAI	2.55	3	—	3

		$625,609	$248,354	$377,255

As of December 31, 2022

	Units	Gross balance	Accumulated impairment charge	Net balance
XYO	1,871,177,112.65	$919,142	$464,803	$454,339
ETH	34.10	58,252	23,467	34,785
BTC	1.17	19,556	525	19,031
WBTC	0.21	4,843	1,529	3,314
USDT	2,992.99	2,974	1	2,973
DAI	1,878.76	1,315	—	1,315
USDC	1,396.93	1,397	125	1,272
ALK	2,429.85	225	176	49

		$1,007,704	$490,626	$517,077

The Company used decentralized crypto pools to provide additional trading liquidity for its native XYO Token. To provide trading liquidity, the Company added different crypto asset pairs, with one side always being the XYO Token, into either existing liquidity pools or created new ones.

During the twelve months ended December 31, 2023, the Company recorded several transactions with a statement of operations impact. The Company recognized an USD equivalent of $29,764 in ETH for network transaction fees in 2023 compared to $56,448 in during the twelve months ended December 31, 2022. The Company used XYO Tokens to pay for services with a total equivalent of $56,402 and $275,720 during the twelve months ended December 31, 2023 and 2022, respectively.

XY Labs, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 3 – Crypto Assets (cont’d)

Additionally, the Company earned crypto pool fees of $134,094 and $119,973 during the twelve months ended December 31, 2023 and 2022, respectively. Earned crypto pool fees are recognized at the time when the accrued pool fees are taken from the crypto pools (such as the Uniswap crypto pool) and determined based on the market value of the crypto assets withdrawn at the time. The Company used approximately 661,352,841 XYO, 13.2 ETH, 5.7 BTC, and 6,300 USDC tokens for COIN user redeems, recognizing the cost at the carrying value of the crypto assets at the time of distribution. Total expenses recognized in connection with in-app COIN redeems in crypto assets were $268,132 and $79,275 during the twelve months ended December 31, 2023 and 2022, respectively, comprising crypto assets and physical products.

The Company had engaged in several transactions involving buying, selling, and exchanging crypto assets. The Company purchased crypto assets for an equivalent of $184,850 during the twelve months ended December 31, 2023, compared to $125,388 related to crypto assets purchases during the twelve months ended December 31, 2022. The Company sold crypto assets, namely XYO tokens, for an equivalent of $1,332,873 during the twelve months ended December 31, 2023.

During the twelve months ended December 31, 2023, the Company sold crypto assets for $315,154. Moreover, the Company exchanged crypto assets in its possession for other crypto assets during the twelve months ended December 31, 2023 and 2022, respectively. However, as the exchange between crypto assets is recognized at their respective carrying value, no profit and loss impact is recognized from these transactions.

During the twelve months ended December 31, 2023, the Company loaned crypto assets at an equivalent of $31,888 at book value to third parties. The loaned crypto assets were comprised of XYO tokens, 25,017 USDT and 6.88 ETH. XYO tokens as per the agreement will be repaid until December 31, 2024, under the agreements. In 2022, the Company loaned 4,370,629 XYO Tokens at an equivalent of $0 at book value to third parties.

In February 2023, the Company invested 34,079,068 XYO tokens into a German Company Natix GmbH. The Company recognized an equivalent of $0 on the balance sheet. In February 2022, the Company invested 4,370,629 XYO Tokens and will receive 724,368 Analog tokens in exchange, which are issued by Analog One Corporation as part of a broader exploratory partnership. The cost basis of XYO Token was $0, hence the Company recorded no asset in its balance sheet. The Company has not received any Analog tokens from this investment to date.

Regarding impairment losses and realized gains, the Company had recognized an impairment charge of $57,889 in connection with crypto assets held during the twelve months ended December 31, 2023, compared to $369,546 during the twelve months ended December 31, 2022. The crypto assets were impaired when the fair value was less than the carrying value. The impairment charge was not reversed when the quoted price increased in subsequent periods. The revaluation gain related to the difference between the book and market value for crypto assets was $1,375,684 during the twelve months ended December 31, 2023 and $771,066 during the twelve months ended December 31, 2022.

The Company used published data on CoinCodex (www.coincodex.com) to determine the daily prices of the crypto assets it held in 2023. This information was utilized to calculate the equivalent in USD for each transaction involving crypto assets. CoinMarketCap was used in 2022.

Note 4 – Note Receivable

In August 2022, XY Labs issued an unsecured note receivable to SeriesX.net, Inc. (owner of Vertalo Inc., the Company’s transfer agent) in the amount of $100,000. The loan is due and payable on August 5th, 2023. The note accrued interest at 5% APY for the first six months post-issuance and at 20% APY for the seventh through twelfth months post-issuance. The loan balance of $100,000 plus accrued interest of $7,621 was paid in May 2023.

XY Labs, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 5 – Property and Equipment

Property and equipment consisted of the following as of:

	As of
	December 31,	December 31,
	2023	2022
Computer equipment	$231,767	$228,021
Office equipment	65,221	71,981
Furniture and fixtures	74,202	73,323

	371,189	373,325
Less accumulated depreciation	(302,893)	(263,800)

Property and equipment, net	$68,296	$109,524

Depreciation expense related to property and equipment was $43,468 and $51,809 during the twelve months ended December 31, 2023 and 2022, respectively.

Note 6 – Other Current Liabilities

Other current liabilities consisted of the following:

	As of
	December 31,	December 31,
	2023	2022
Sales returns and allowances	$40,492	$60,169
Accrued COIN liability	3,060,330	3,453,876

Total	$3,100,822	$3,514,045

Note 7 – Stock Based Compensation

2016 Equity Incentive Plan, as Amended

The Company approved the 2016 Equity Incentive Plan (the “2016 Equity Incentive Plan”) in June 2016 and authorized the issuance of options for up to 3,025,900 shares of Class A Common Stock that may be granted to directors, employees, and key consultants. In March 2018, the Company approved an amendment to the 2016 Equity Incentive Plan, increasing authorized options under the 2016 Equity Incentive Plan to up to 25,000,000 shares of Class A Common Stock. The stock options are exercisable at no less than the fair market value of the underlying shares on the date of grant. Generally, one quarter of the stock options vest one year after the vesting commence date with the remainder vesting 1/36th per month thereafter. Stock options generally have a term of 10 years.

On January 18, 2023, the Company adopted that certain Amendment to the Company’s 2016 Equity Incentive Plan, as amended (the “EIP Amendment”), which increased the aggregate number of shares of Class A Common Stock reserved for issuance thereunder from 25,000,000 to 45,000,000, all of which are issuable as incentive stock options. A copy of the EIP Amendment is filed as Exhibit 6.1 to the Company’s Current Report on Form 1-U filed February 6, 2023, and any summary of its terms are subject to and qualified in their entirety by reference to the full text of such document, which is incorporated herein by reference.

XY Labs, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 7 – Stock Based Compensation (cont’d)

The following table summarizes the stock option activity:

	Number of Shares	Weighted Average Exercise Price ($)	Weighted Average Remaining Contractual Terms (Years)
Outstanding at December 31, 2021	12,945,511	0.63
Granted	4,568,571	1.13
Exercised	(44,530)	0.34
Forfeited	(100,000)	0.01

Outstanding at December 31, 2022	17,369,552	0.63	7.33
Granted	2,565,000	0.66
Forfeited	(10,714)	1.13

Outstanding at December 31, 2023	19,923,838	0.75	6.74

Exercisable at December 31, 2023	14,990,637	0.71
Total unvested or expected to vest	4,933,201	0.87

The following table summarizes unvested stock options:

	Number of Shares	Fair Value Per Share on Grant Date ($)
Non-vested at December 31, 2021	850,417	0.00
Granted	4,568,571	0.80
Vested	(660,296)	0.00 - 0.80
Forfeited	(100,000)	0.00

Non-vested at December 31, 2022	4,658,692	0.00 - 0.80
Granted	2,565,000	0.62
Vested	(2,279,777)	0.00 - 0.80
Forfeited	(10,714)	0.00

Non-vested at December 31, 2023	4,933,200	0.00 - 0.80

Total stock-based compensation related to the issuance of stock options exercisable for shares of Class A Common Stock was $1,315,646 and $916,136 during the twelve months ended December 31, 2023 and 2022, respectively.

Unrecognized share-based compensation for employees granted through December 31, 2023 was $3,462,501 to be recognized over a remaining weighted average service period of 2.46 years.

The following table summarizes the assumptions used by the Company for calculating the fair value of the stock options and warrants using the Black-Scholes valuation model:

	December 31,	December 31,
	2023	2022
Stock Option assumptions:
Risk-free interest rate	4.49%	3.90%
Expected volatility of Common Stock	159%	154%
Dividend yield	0%	0%
Expected term (in years)	6.25	6.25

XY Labs, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 8—XYO Proxy Token Plan

On July 31, 2018, the board of directors of the Company approved the 2018 Proxy Token Plan pursuant to which Proxy Token awards may be authorized and granted to its executive officers, directors, employees, and key consultants. The value of the Proxy Tokens is tied to the value of the Company’s native XYO Token at the time of vesting and vest pursuant to a vesting schedule as determined by the board of directors. Payments made in respect of vested Proxy Tokens will be, as determined by the board of directors, in either (i) cash equal to the value of such Proxy Tokens, or (ii) a number of XYO Tokens with a value equal to the value of such Proxy Tokens.

The table below shows the Proxy Tokens issued and vested during the twelve months ended December 31, 2023 and 2022, respectively:

	Number of Proxy Tokens	Weighted Average Exercise Price
Outstanding at December 31, 2021	40,340,570	$0.0084
Granted	102,807,692	0.1000
Forfeited	(2,056,056)	0.0960
Exercised	(10,505,319)	0.0049

Outstanding at December 31, 2022	130,586,887	$0.0794
Granted	132,000,000	0.0055
Forfeited	(329,670)	0.1000

Outstanding at December 31, 2023	262,257,217	$0.0422

Exercisable at December 31, 2023	112,103,161	$0.0483
Total vested or expected to vest	150,154,056	$0.0376

The proxy tokens are tied to an internally developed intangible asset, the XYO Token, and therefore no value has been ascribed to them. As of December 31, 2023 and December 31, 2022, respectively, the Company recognized no provisional liability from the Proxy Token Plan. The Company misstated the total number of granted and outstanding proxy tokens as December 31, 2022 by 99,000,000. The above table accounts for the prior year error.

Note 9—XYO Warrants

In 2019, the Company issued XYO Token warrants to consultants. The warrants enable the holders thereof to purchase XYO Tokens at a fixed price for up to 10 years. These warrants were deemed to be a form of additional compensation and an obligation, rather than equity, however, as the warrants are tied to an internally developed intangible asset, the XYO Token, and therefore, no value has been ascribed to them. As of December 31, 2023 and December 31, 2022, respectively, the Company recognized no provisional liability from the XYO Warrants granted. The Company had 10 outstanding warrants for a total of 312,387,376 XYO tokens as of December 31, 2023 and 2022, respectively.

Note 10 – Right of use asset and Lease liability

The Company elected a package of transition expedients, which must be elected together, that allowed the Company to forgo reassessing certain conclusions reached under ASC 840 Leases. All expedients in this package were applied together for all leases that commenced before the effective date, January 1, 2019, of the adoption of the new lease standard. As a result, in transitioning to the new lease standard, for existing leases as of January 1, 2019, the Company continued to use judgments made under ASC 840 Leases related to embedded leases, lease classification and accounting for initial direct costs. In addition, the Company has chosen, as an accounting policy election by class of underlying asset, not to separate non-lease components from the associated lease for all its leased asset classes. The Company determined to treat lease costs with an original maturity of less than one year as short-term lease costs and did not record a right-of-use asset or related lease liability for these leases, but rather continued to record rent expense for the twelve months ended December 31, 2023 and 2022, respectively.

XY Labs, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 10 – Right of use asset and Lease liability (cont’d)

Operating lease right of use assets and operating lease liabilities relating to the operating leases are as follows:

	As of
	December 31,	December 31,
	2023	2022
Right of use asset	$40,570	$107,061
Lease liability	$(42,354)	$(105,891)

The weighted average discount rate used to calculate the carrying value of the right of use assets and lease liabilities was 6.8% as this was consistent with the Company’s incremental borrowing rate. The remaining right-of-use asset and lease liability expire in June 30, 2024. The weighted average remaining term is 0.5 years.

Rent expense was $0 and $12,696 in the twelve months ended December 31, 2023 and 2022, respectively. The Company also recorded $81,140 and $73,207 of amortization of right of use asset for twelve months ended December 31, 2023 and 2022, respectively.

Note 11 – Stock Issuance and Stocks Payable

In the years ended December 31, 2019, and 2018, the Company received proceeds from the sale of certain shares of Class A Common Stock. For some of these sales, the Company did not receive the necessary paperwork from the stock purchasers and had in turn not surrendered documentation to its transfer agent nor issued shares as of each respective year end. In connection with the receipt of proceeds from such sales, the Company had recognized $1,392,760 and $1,397,360 in stocks payable as an obligation on the balance sheets as of December 31, 2023, and December 31, 2022, respectively.

Note 12 – Notes Payable

Disaster Loan – The Company received an Economic Injury Disaster Loan (“EIDL”) and an Emergency Grant from the SBA authorized under the CARES Act. The Company received the EIDL funds in the amount of $498,281 in April 2020. EIDL proceeds may be used to cover a wide array of working capital and normal operating expenses, such as continuation to health care benefits, rent, utilities, and fixed debt payments. As of December 31, 2023, and December 31, 2022, the Company had $487,624 and $498,281 outstanding on the EIDL loan, respectively. The EIDL accrues interest at 3.75% per annum and matures 30 years after the grant date with payments due twelve months after the issuance date. The Company recognized interest expense related to the EIDL loan of $18,588 and $818 for the twelve months ending December 31, 2023 and 2022, respectively.

Note 13 - Litigation

As of December 31, 2023, and December 31, 2022, respectively, the Company had not accounted for any litigation provisions, including any litigation provisions related to the SEC subpoena and the subsequent federal district court complaint. This is because the Company is not a party to the SEC’s action, and the complaint does not allege that the Company or any of its personnel violated the federal securities laws.

The Company settled a patent infringement claim in April 2022 with a payment of $45,000. The Company had set up a related provision of $45,000 as of December 31, 2021, which was released in connection with the settlement in 2022.

Note 14 – Stockholders’ Deficit

Stockholders’ Deficit

On January 18, 2023, the Company filed a Certificate of Amendment to its Certificate of Incorporation, as amended (the “Charter Amendment”) with the State of Delaware, which effected an increase of the number of authorized shares of aggregate Common Stock from 130,000,000 to 160,000,000 and an increase of the number of authorized shares of Class A Common Stock from 60,000,000 to 90,000,000.

XY Labs, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 14 – Stockholders’ Deficit (cont’d)

The Company has authorized the issuance of 160,000,000 shares of Capital Stock, consisting of 90,000,000 shares of Class A Common Stock, $0.0001 par value per share, 40,000,000 shares of Class B Common Stock, $0.0001 par value per share, and 30,000,000 shares of undesignated preferred stock, $0.0001 par value per share. Holders of Class A Common Stock and Class B Common Stock have identical rights, including liquidation preferences, except that the holders of Class A Common Stock are entitled to one vote per share and holders of Class B Common Stock are entitled to 10 votes per share on all matters submitted for a stockholder vote.

The Company converted stocks payable to equity of $4,600 and $24,690 during the twelve months ended December 31, 2023 and 2022, respectively.

Public Offering

The Company did not sell any shares of Class A Common Stock during the twelve months ended December 31, 2023 and 2022, respectively.

Note 15 – Related Party Transactions

There were no related party transactions in 2023. Arie Trouw, the Company’s CEO, subleased a San Diego downtown office to XY Labs from October 2021 through March 2022 for a monthly rent of $3,000 per month.

Note 16 – Income Taxes

Income Tax expenses are calculated as follows:

	As of
	December 31,	December 31,
	2023	2022
Current
Federal	$70,000	$(6,818)
State	1,451	(499,513)

	$71,451	$(506,331)
Deferred
Federal	$55,839	$(1,669,363)
State	(1,589)	(77,309)
Change in valuation allowance	(54,251)	1,746,672

Income tax expense	$71,451	$(506,331)

A reconciliation of income tax expense computed at the statutory federal income tax rate to income taxes as reflected in the financial statements is as follows:

	As of
	December 31,	December 31,
	2023	2022
Federal income tax expense at statutory rate	$(480,557)	$(811,031)
State income tax (net of federal benefit)	(146,934)	(557,652)
Permanent differences	482,198	(153,698)
Effect of federal research credits	302,139	(480,717)
True-up	(139,647)	(249,905)
Change in valuation allowance	54,251	1,746,672

Total	$71,451	$(506,331)

XY Labs, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 16 – Income Taxes (cont’d)

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The significant components of the Company’s deferred tax assets are comprised of the following:

	As of
	December 31,	December 31,
	2023	2022
Deferred tax assets:
Timing differences of deductions	$2,620,455	$1,276,472
Net Operating Losses carry forwards	2,292,228	3,652,366
Capital Loss	—	6,838
Tax Credit carry forwards	731,128	718,527
Depreciation differences	—	43,859

Total deferred assets	5,643,811	5,698,062
Less valuation allowance	(5,643,811)	(5,698,062)

Total	—	$—

As of December 31, 2023, the Company had net operating loss carryforwards for income tax purposes of approximately $9.8 million, which can be carried forward indefinitely.

Under the provisions of the Internal Revenue Code, the net operating loss and tax credit carryforwards are subject to review and possible adjustment by the Internal Revenue Service and state tax authorities. Net operating loss and tax credit carryforwards may become subject to an annual limitation in the event of certain cumulative changes in the ownership interest of significant Stockholders over a three-year period more than 50%, as defined under Sections 382 and 383 of the Internal Revenue Code, respectively, as well as similar state provisions. This could limit the amount of tax attributes that can be utilized annually to offset future taxable income or tax liabilities. The amount of the annual limitation is determined based on the value of the Company immediately prior to the ownership change. Subsequent ownership changes may further affect the limitation in future years. The Company has completed financing since May 2016 which may have resulted in a change in control as defined by Sections 382 and 383 of the Internal Revenue Code or could result in a change in control in the future.

The Company will recognize interest and penalties related to uncertain tax positions in income tax expense. As of December 31, 2023, and December 31, 2022, the Company had no accrued interest or penalties related to uncertain tax positions and no amounts have been recognized in the Company’s statements of operations.

Item 4. EXHIBITS

Exhibit Number	Description

2.1	Certificate of Incorporation of the Company (previously filed as Exhibit 2.1 to the initial Preliminary Offering Circular on June 17, 2016)

2.2	Certificate of Amendment of Certificate of Incorporation of the Company (Name Change) (previously filed as Exhibit 2.2 to the Form 1-A on December 10, 2018)

2.3	Certificate of Amendment of Certificate of Incorporation of the Company (previously filed as Exhibit 2.3 to the Form 1-K on September 28, 2021)

2.4	Certificate of Amendment of Certificate of Incorporation of the Company, (previously filed as Exhibit 2.1 to the Current Report on Form 1-U on February 6, 2023)

2.5	Bylaws of the Company, as currently in effect (previously filed as Exhibit 2.2 to the initial Preliminary Offering Circular on June 17, 2016)

4.1	Form of Subscription Agreement (previously filed as Exhibit 4.1 to the Semiannual Report on Form 1-K on September 21, 2017)

4.2	Class A Common Stock Warrant by and between the Company and The Frownfelter Family Trust dated August 12, 2016 (previously filed as Exhibit 4.2 to the second amended Preliminary Offering Circular on September 21, 2016)

6.1	2016 Equity Incentive Plan (previously filed as Exhibit 6.1 to the initial Preliminary Offering Circular on June 17, 2016)

6.2	Stock Purchase Agreement by and between the Company and Craig and Susanna Frownfelter dated June 9, 2016 (previously filed as Exhibit 6.3 to the Annual Report on Form 1-K on April 27, 2017)

6.3	2017 Bonus Incentive Compensation Plan (previously filed as Exhibit 6.3 to the Semiannual Report on Form 1-K on September 21, 2017)

6.4	Promissory Note by and between the Company and The Frownfelter Family Trust UAD 5/11/2015 dated June 23, 2017 (previously filed as Exhibit 6.4 to the Semiannual Report on Form 1-K on September 21, 2017)

6.5	Class A Common Stock Warrant by and between the Company and The Frownfelter Family Trust UAD 5/11/2015 dated June 23, 2017 (previously filed as Exhibit 6.5 to the Semiannual Report on Form 1-K on September 21, 2017)

6.6	Credit Agreement, dated February 28, 2017, by and between XY – the Findables Company and CRIM, LLC (previously filed as Exhibit 6.1 to the Current Report on Form 1-U on March 3, 2017)

6.7	Transfer Agent and Registrar Agreement, dated March 13, 2017, by and between XY – the Findables Company and VStock Transfer, LLC (previously filed as Exhibit 6.1 to the Current Report on Form 1-U on March 17, 2017)

6.8	Promissory Note by and between the Company and The Frownfelter Family Trust UAD 5/11/2015 dated September 25, 2017 (previously filed as Exhibit 6.8 to the Form 1-A on October 26, 2017)

6.9	Class A Common Stock Warrant by and between the Company and The Frownfelter Family Trust UAD 5/11/2015 dated September 25, 2017 (previously filed as Exhibit 6.9 to the Form 1-A on October 26, 2017)

6.10	Class A Common Stock Warrant by and between the Company and Arie Trouw dated October 4, 2017 (previously filed as Exhibit 6.10 to the Form 1-A on March 19, 2018)

6.11	Promissory Note by and between the Company and Arie Trouw dated October 4, 2017 (previously filed as Exhibit 6.11 to the Form 1-A on March 19, 2018)

6.12	Registered Transfer Agent Agreement by and between the Company and FundAmerica Stock Transfer, LLC dated September 2, 2016 (previously filed as Exhibit 6.3 to the second amended Preliminary Offering Circular on September 21, 2016)

6.13	Technology Services Agreement by and between the Company and FundAmerica, LLC dated September 2, 2016 (previously filed as Exhibit 6.4 to the second amended Preliminary Offering Circular on September 21, 2016)

7.1	Asset Purchase Agreement, dated July 6, 2018, by and among the Company, Parallel Holding Company Inc., Kevin Weiler, Graham McBain and LayerOne Acquisition LLC (previously filed as Exhibit 7.1 to the Current Report on Form 1-U on July 12, 2018)

8.1	Escrow Services Agreement by and between the Company and Provident Trust Group, LLC dated September 7, 2016 (previously filed as Exhibit 8.1 to the second amended Preliminary Offering Circular on September 21, 2016)

11.1	Consent of PKF San Diego, LLP

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XY Labs, Inc.

By:	/s/ Arie Trouw
Name:	Arie Trouw
Title:	Chairman and Chief Executive Officer

Date:	April 29, 2024

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Arie Trouw, his true and lawful attorney-in-fact and agent, with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this report, and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and ratifying and confirming all that said attorney-in-fact and agent or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Arie Trouw	Chief Executive Officer and Director	April 29, 2024
Arie Trouw

/s/ Arie Trouw	Chief Financial Officer	April 29, 2024
Arie Trouw